UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On March 21, 2025, the Company issued a press release indicating that it received notice that the Nasdaq Hearings Panel had determined to delist the Company’s securities from The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s Listing Rules. The Rule requires listed securities to maintain a minimum bid price of $1.00 per share. Management is currently working on an appeal with Nasdaq.

The Company’s securities will be suspended for trading on Nasdaq effective at the open of trading on Monday March 24, 2025. The Company expects its American Depositary Shares to be eligible trade on the OTC Markets effective with the open of trading on Monday March 24, 2025. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 27, 2024 (Registration file number 333-283507), Form F-1 filed with the Securities and Exchange Commission on August 16, 2024 (Registration file number 333-281613), Form F-1 filed with the Securities and Exchange Commission on July 2, 2024 (Registration file number 333-280659), the Registrant’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 6, 2024 (Registration file number 333-280000), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 2023 (Registration file number 333-274244), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 29, 2023 (Registration file number 333-274778), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270808 and the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 12, 2022 (Registration file number 333-268755), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release, dated March 21, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: March 21, 2025

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